CINCINNATI FINANCIAL CORPORATION

P.O. Box 145496

Cincinnati, Ohio  45250-5496

March 16, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:

Form AW — Application for Withdrawal of Cincinnati Financial Corporation’s Post-effective Amendment No. 1 to Registration Statement on Form S-3/A (No. 333-155373) filed on March 15, 2011, Accession No. 0000906318-11-000040

Ladies and Gentleman:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for Cincinnati Financial Corporation (“Cincinnati Financial”) and the Staff of the Division of Corporation Finance, Cincinnati Financial hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced amendment (the “Amendment”) and all exhibits thereto. The submission header which was used for Edgar identification purposes incorrectly characterized the above-referenced filing as a pre-effective amendment, rather than as a post-effective amendment. Cincinnati Financial filed the post-effective amendment with the proper Edgar submission header on March 15, 2011 (the “Corrective Amendment”).

Cincinnati Financial confirms that no securities have been issued or sold pursuant to the Amendment. Accordingly, Cincinnati Financial hereby respectfully requests the immediate withdrawal of such Amendment.

If you have any questions regarding the foregoing request for withdrawal, please contact counsel to Cincinnati Financial identified in the Corrective Amendment.

Sincerely, CINCINNATI FINANCIAL CORPORATION
/s/ Eric N. Mathews
Eric N. Mathews, CPCU, AIAF
Principal Accounting Officer, Vice President, Assistant Secretary and Assistant Treasurer